March 7, 2006

VIA FACSIMILE (202) 772-9210

Brad Skinner
Accounting Branch Chief
Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, DC 20549

Re:	SYS Form 10-KSB for the Fiscal Year Ended June 30, 2005
Filed September 28, 2005
Form 10-Q for the Quarterly period Ended December 31, 2005
Filed February 14, 2006
File No. 1-32397

Dear Mr. Skinner:

This letter has been prepared in response to the comments contained in your letter of February 21, 2006 with regard to the above-referenced report on Form 10-KSB and Form 10-Q. These comments are addressed sequentially below.

Form 10-Q for the Quarterly Period ended December 31, 2005

Item 1. Financial Statements

Note 10. Acquisitions

1. We note that you completed two acquisitions during the quarter ended December 31, 2005. We further note that the purpose of these acquisitions was to “further the Company’s goal of acquiring technology companies which expand (y) our products and customer base.” Describe to us how you determined the amounts to allocate to customer-related intangibles and technology and refer to the relevant accounting literature. As part of your response, indicate the status of the valuations and whether you expect the allocations to change upon completion. If you do not expect your allocations to change, please reconcile for us the preliminary purchase price allocations that assign a relatively insignificant amount to customer-related intangibles and technology with your disclosure indicating the purpose of the transactions was to expand your products and customer base.

Response

We are currently finalizing our fair value assessments that we will use to finalize our purchase price allocations. We anticipate that process will be completed by the end of our third fiscal quarter ending March 31st and that our Form 10-Q for our third quarter will reflect the final purchase price allocations. We anticipate that there will be no significant changes to the purchase price allocations that were reflected in our second quarter Form 10-Q. If there are differences between the final allocations and our preliminary allocations, we will ascertain the reasons for the differences and consider whether such differences have any impact on previously filed financial statements. Although we currently anticipate that the changes, if any, will be accounted for as refinements in estimates to be accounted for in our third quarter ended March 31, 2006, if there are material differences that should have been identified at the date of acquisition, we will follow the guidance contained in SAB 99.

The transactions referred to in Note 10 were accounted for using the purchase method in accordance with SFAS No. 141, Business Combinations, whereby the net tangible and intangibles assets acquired and liabilities assumed were recognized at their preliminarily estimated fair market values at the date of acquisition, based on preliminary estimates made by management. These preliminary estimates as to the amounts allocable to customer-related intangibles and technology were based on a combination of factors including, but not limited to, our familiarity with the acquired businesses, their respective industries and customers and how these product offerings will be utilized by SYS in the future.

SYS management has developed purchase price methodologies for determining asset values utilizing generally accepted valuation practices including income approaches, market approaches and cost approaches depending on the facts and circumstances and we use the approach that we deem most appropriate given the nature of the asset. These methodologies have been consistently applied over the past two years for all of the transactions completed to date.

If you have further questions based on the final purchase price allocations in our Form 10-Q for the third quarter, I would be glad to address those further at that time.

In reference to the foregoing, SYS hereby acknowledges that (i) SYS is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Securities & Exchange Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and (iii) SYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SYS

By: /s/ Edward M. Lake
Edward M. Lake
Chief Financial Officer